

May 17, 2013

Via E-mail

Terry Stevens
Chief Financial Officer
Highwoods Properties, Inc.
Highwoods Realty Limited Partnership
3100 Smoketree Court
Suite 600
Raleigh, NC 27604

> Re: **Highwoods Properties, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 001-13100**
>
> **Highwoods Realty Limited Partnership**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 000-21731**

Dear Mr. Fritsch:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Jeff Miller, Esq. (*via e-mail*)